UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MUSCLEPHARM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

627335201

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 627335201	13D/A	Page 2 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,206 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 400,206 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,206 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 627335201	13D/A	Page 3 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,655 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 258,655 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,655 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 627335201	13D/A	Page 4 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,554 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 221,554 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,554 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 5 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 40,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 6 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 658,861 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 658,861 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,861 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 627335201	13D/A	Page 7 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,554 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 221,554 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,554 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 627335201	13D/A	Page 8 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (See Item 5)
	8	SHARED VOTING POWER 880,415 (See Item 5)
	9	SOLE DISPOSITIVE POWER 40,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 880,415 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,415 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 627335201	13D/A	Page 9 of 17

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 880,415 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 880,415 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,415 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 627335201	13D/A	Page 10 of 17

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2015 (the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”), whose principal executive office are located at 4721 Ironton Street, Building A, Denver, Colorado 80239. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Capital, Inc. Profit Sharing Plan (“Plan”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua H. Landes. The Wynnefield Reporting Persons that are entities are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners I and Wynnefield Partners, each a private investment company organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua H. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. The Plan is an employee profit sharing plan organized under the laws of the State of Delaware. Mr. Obus is the portfolio manager of the Plan. Messrs. Obus and Landes are citizens of the United States of America.

Messrs. Obus and Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons had been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $7,079,402.00 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

CUSIP No. 627335201	13D/A	Page 11 of 17

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed by the Wynnefield Reporting Person to report acquisitions of shares of the Common Stock which increases its beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock of the Issuer by more than 1% from the amounts previously reported on the Schedule 13D previously filed on July 1, 2015. Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of November 9, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 920,415 shares of Common Stock, constituting approximately 6.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 13,706,929 shares outstanding as of July 24, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2015.

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnenfield Partners I	400,206	2.9%
Wynnefield Partners	258,655	1.9%
Wynnefield Offshore	221,554	1.6%
Plan	40,000.3%

CUSIP No. 627335201	13D/A	Page 12 of 17

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Wynnefield Profit Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Wynnefield Profit Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Wynnefield Profit Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Wynnefield Profit Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 920,415 shares of Common Stock, constituting approximately 6.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 13,706,929 shares outstanding as of July 24, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the Commission on August 10, 2015

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of

CUSIP No. 627335201	13D/A	Page 13 of 17

Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have acquired shares of Common Stock during the last 60 days as follows:

Name	Transaction	Date	Number of Shares	Price Per Share

Wynnefield Partners I	Purchase	10/6/2015	7,827	$2.66
Wynnefield Partners I	Purchase	10/7/2015	20,044	$2.66
Wynnefield Partners I	Purchase	10/8/2015	2,946	$2.70
Wynnefield Partners I	Purchase	10/9/2015	4,237	$2.66
Wynnefield Partners I	Purchase	10/12/2015	11,235	$2.68
Wynnefield Partners I	Purchase	10/19/2015	13,217	$3.84
Wynnefield Partners I	Purchase	10/20/2015	14,619	$3.90
Wynnefield Partners I	Purchase	10/21/2015	4,495	$3.90
Wynnefield Partners I	Purchase	10/22/2015	6,638	$3.90
Wynnefield Partners I	Purchase	10/23/2015	1,529	$3.90
Wynnefield Partners I	Purchase	10/26/2015	10,797	$3.90
Wynnefield Partners I	Purchase	10/27/2015	4,649	$3.90
Wynnefield Partners I	Purchase	10/28/2015	56	$3.90
Wynnefield Partners I	Purchase	10/29/2015	1,477	$3.90
Wynnefield Partners I	Purchase	10/30/2015	2,062	$3.90
Wynnefield Partners I	Purchase	11/2/2015	1,138	$3.90
Wynnefield Partners I	Purchase	11/3/2015	17,862	$3.88
Wynnefield Partners I	Purchase	11/4/2015	363	$3.90
Wynnefield Partners I	Purchase	11/5/2015	3,347	$3.90
Wynnefield Partners	Purchase	10/6/2015	4,879	$2.66
Wynnefield Partners	Purchase	10/7/2015	12,495	$2.66

CUSIP No. 627335201	13D/A	Page 14 of 17

Wynnefield Partners	Purchase	10/8/2015	1,836	$2.70
Wynnefield Partners	Purchase	10/9/2015	2,641	$2.70
Wynnefield Partners	Purchase	10/12/2015	6,974	$2.68
Wynnefield Partners	Purchase	10/19/2015	8,205	$3.83
Wynnefield Partners	Purchase	10/20/2015	9,075	$3.90
Wynnefield Partners	Purchase	10/21/2015	2,790	$3.90
Wynnefield Partners	Purchase	10/22/2015	4,121	$3.90
Wynnefield Partners	Purchase	10/23/2015	949	$3.90
Wynnefield Partners	Purchase	10/26/2015	6,702	$3.90
Wynnefield Partners	Purchase	10/27/2015	2,886	$3.90
Wynnefield Partners	Purchase	10/28/2015	34	$3.90
Wynnefield Partners	Purchase	10/29/2015	917	$3.90
Wynnefield Partners	Purchase	10/30/2015	1,280	$3.90
Wynnefield Partners	Purchase	11/2/2015	704	$3.90
Wynnefield Partners	Purchase	11/3/2015	11,041	$3.88
Wynnefield Partners	Purchase	11/4/2015	224	$3.90
Wynnefield Partners	Purchase	11/5/2015	2,069	$3.90
Wynnefield Offshore	Purchase	10/6/2015	1,335	$2.66
Wynnefield Offshore	Purchase	10/7/2015	3,420	$2.66
Wynnefield Offshore	Purchase	10/8/2015	501	$2.70
Wynnefield Offshore	Purchase	10/9/2015	722	$2.70
Wynnefield Offshore	Purchase	10/12/2015	1,918	$2.69
Wynnefield Offshore	Purchase	10/19/2015	2,255	$3.83
Wynnefield Offshore	Purchase	10/20/2015	2,494	$3.90
Wynnefield Offshore	Purchase	10/21/2015	771	$3.90
Wynnefield Offshore	Purchase	10/22/2015	1,142	$3.90

CUSIP No. 627335201	13D/A	Page 15 of 17

Wynnefield Offshore	Purchase	10/23/2015	264	$3.90
Wynnefield Offshore	Purchase	10/26/2015	1,864	$3.90
Wynnefield Offshore	Purchase	10/27/2015	808	$3.90
Wynnefield Offshore	Purchase	10/28/2015	10	$3.90
Wynnefield Offshore	Purchase	10/29/2015	256	$3.90
Wynnefield Offshore	Purchase	10/30/2015	358	$3.90
Wynnefield Offshore	Purchase	11/2/2015	198	$3.90
Wynnefield Offshore	Purchase	11/3/2015	3,095	$3.88
Wynnefield Offshore	Purchase	11/4/2015	63	$3.90
Wynnefield Offshore	Purchase	11/5/2015	581	$3.90

(d) and (e). Not Applicable.

CUSIP No. 627335201	13D/A	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 9, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

        its General Partner

By:  /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

        its General Partner

By:  /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

       its Investment Manager

By:  /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By:  /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:  /s/ Nelson Obus

Nelson Obus, Co-Managing Member

CUSIP No. 627335201	13D/A	Page 17 of 17

WYNNEFIELD CAPITAL, INC.

By:  /s/ Nelson Obus

Nelson Obus, President

        /s/ Nelson Obus

Nelson Obus, Individually

        /s/ Joshua Landes

Joshua Landes, Individually